SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported) March 16, 2026

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.0001

Item 4. Change in Issuer’s Certifying Accountant

(a)Dismissal of Independent Registered Public Accounting Firm

On March 16, 2026, we dismissed Haskell &White LLP (“Haskell & White”) as our independent registered public accounting firm, effective immediately. During the years ended December 31, 2024 and 2023 and through March 16, 2026, there were no disagreements with Haskell & White, or any reportable events with respect thereto,  on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. The report of Haskell & White on the consolidated financial statements of GATC Health Corp (the “Company”) as of and for each of the years ended December 31, 2024 and 2023 included an explanatory paragraph expressing substantial doubt regarding the Company’s ability to continue as a going concern. In connection with their audits, Haskell & White advised the Company of existing material weaknesses in its internal control over financial reporting. The dismissal of Haskell and White was approved by the Audit Committee of the Board of Directors.

We have discussed the above with Haskell & White and have authorized Haskell & White to respond fully to the inquiries of any successor accountant.  We have provided Haskell & White with a copy of this disclosure, and a letter from Haskell & White to the Securities and Exchange Commission is filed with this Report stating whether it agrees with the above statements.

(b) Engagement of New Independent Registered Public Accounting Firm

On April 3, 2026, the Audit Committee approved the engagement of Kreit & Chiu CPA LLP (“KC”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

During the Company’s two most recent fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through April 3, 2026, neither the Company nor anyone acting on its behalf consulted KC regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by KC that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

Exhibits

9.4.	Letter from Haskell & White LLP.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

/s/ Gerald DeCiccio
Chief Financial Officer April 10, 2026